EXHIBIT 99.1



Cleco Corporation

2030 Donahue Ferry Road

PO Box 5000

Pineville, LA 71361-5000

Tel 318 484-7400

NEWS RELEASE

Investor Contacts:

Cleco Corporation:	Analyst Inquiries:	Media Contact:
Keith Crump	Dresner Companies	Cleco Corporation
(318) 484-7719	Philip Kranz	Susan Broussard
Rodney J. Hamilton	(312) 780-7240	(318) 484-7400
(318) 484-7593		

For Immediate Release

Cleco making progress in major effort to recover from Hurricane Katrina

PINEVILLE, La., Sept. 6, 2005 – Cleco Corp. (NYSE: CNL) estimates it will have power restored within the next two weeks to approximately 80 percent of its customers whose homes and businesses can take electricity.

All Cleco customers whose homes can accept power should be back on line in the next four to five weeks.

Hurricane Katrina knocked out power to all of the approximately 80,000 customers Cleco serves in communities north of Lake Pontchartrain, including the cities of Covington and Slidell. As of late Monday, Cleco had restored power to 8,600 customers.

"For those customers who can take power, our current best estimate is we will have 80 percent of them back on within the next two weeks. All of our customers whose homes can take power should have electricity within four to five weeks," said Michael Madison, president and CEO of Cleco Corp. "That will be a phenomenal achievement when you consider the extent of the damage and flooding caused by the storm."

Cleco has approximately 2,800 employees, contractors and workers from other utilities focused on restoring power to its customers.

"We have our transmission lines, the backbone of our electric system, repaired to the point where all of our transmission substations are energized and ready to feed our distribution circuits, which serve our commercial and residential customers," Madison said.

"We appreciate our customers' patience during this very difficult time. Rest assured we're working as quickly and as safely as we possibly can," Madison said.

"This storm is unquestionably the worst we have ever faced," Madison said. "It is too early to reliably estimate what restoration costs will be, but it will certainly be substantially higher than those of Hurricane Lili." It took six days and $26 million to restore damage done by Hurricane Lili in 2002.

"Cleco is highly skilled at storm restoration work, and our progress in recovering from Katrina is proof of that skill," Madison said.

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Cleco Corp. is an energy services company headquartered in Pineville, La. It operates a regulated electric utility that serves approximately 265,000 customers across Louisiana. Cleco also operates a wholesale energy business that has more than 1,300 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

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